SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE
13d-2(a)

Trulite, Inc.
(Name of Issuer)

Common Stock, Par Value $.0001 per share
(Title of Class of Securities)

897889101
(CUSIP Number)

STANDARD RENEWABLE ENERGY GROUP LLC
5 HOUSTON CENTER
1401 McKINNEY STREET, SUITE 900
HOUSTON, TX 77010-4035
(713) 888-0660
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 26, 2007
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule
13D, and is filing this schedule because of 003F240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


1
name of reporting person i.r.s. identification no. of above person entities only)
Standard Renewable Energy Group, LLC FEIN:  20-4976442

2
check the appropriate box if a member of a group*
	(A)
	(B)
3
sec use only

4
source of funds*
OO/WC
5
check if disclosure of legal proceedings is required pursuant to items 2(d) or
2(e)

6
 citizenship or place of organization
Delaware
 number of shares beneficially owned by each Reporting person with

7
sole voting power
11,509,730*


8
shared voting power
0

9
sole dispositive power
11,509,730*


10
shared dispositive power
0
11
aggregate amount beneficially owned by each reporting person
11,509,730*

12
check box if the aggregate amount in row (11) excludes certain shares*


13
percent of class represented by amount in row (11)
54.3%
14
type of reporting person*
HC

*  On November 26, 2007 Standard Renewable Energy
Group LLC acquired an aggregate amount of 11,509,730 shares of common stock of Trulite, Inc. (the
"Issuer"), including: 1) 5,331,622 shares assigned from Standard Renewable Energy, LP, formerly known as
NewPoint Energy Solutions, LP; 2) 2,400,000 unregistered restricted shares purchased pursuant to a stock purchase agreement; and 3)3,778,108 unregistered restricted shares acquired pursuant to a debt-for-equity exchange.

1
name of reporting person i.r.s. identification no. of
above person (entities only)
SREG Manager, LLC  FEIN:  20-4976412
2
check the appropriate box if a member of a group*
	(A)
	(B)
3
sec use only

4
source of funds*
OO
5
check if disclosure of legal proceedings is required pursuant to items 2(d) or
2(e)

6
citizenship or place of organization
Delaware
number of
shares
beneficially
owned by
each
reporting
person
with
7
sole voting power
11,509,730

8
shared voting power
0

9
sole dispositive power
11,509,730

10
shared dispositive power
0
11
aggregate amount beneficially owned by each reporting person
11,509,730
12
check box if the aggregate amount in row (11) excludes certain shares*


13
percent of class represented by amount in row (11)
54.3%
14
type of reporting person
OO



1
name of reporting person i.r.s. identification no. of above
person (entities only)
William J. Berger
2
check the appropriate box if a member of a group*
	(A)
	(B)
3
sec use only

4
source of funds*
OO
5
check if disclosure of legal proceedings is required pursuant to items 2(d) or
2(e)

6
citizenship or place of organization
United States of America
number of
shares
beneficially
owned by
each
reporting
person
with
7
sole voting power
11,509,730

8
shared voting power
769,5701

9
sole dispositive power
11,509,730

10
shared dispositive power
769,5701
11
aggregate amount beneficially owned by each reporting person
12,279,300
12
check box if the aggregate amount in row (11) excludes certain shares*


13
percent of class represented by amount in row (11)
57.9%
14
type of reporting person*
IN




ITEM 1.	SECURITY AND ISSUER.
	This statement on Schedule 13D relates to the common stock, par value $.0001 per share (201CCommon Stock) of Trulite, Inc., a Delaware corporation the Issuer). The principal executive office of the Issuer is located at 5 Houston Center, 1401 McKinney Street, Suite 900, Houston, TX 77010-4035.

ITEM 2.	IDENTITY AND BACKGROUND.
Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General
Rules and Regulations under the Securities Exchange Act of 1934, as amended (the Act),this Schedule 13D Statement is hereby filed by:
(i) Standard Renewable Energy Group, LLC (SREG),
a Delaware limited liability company;
(ii) SREG Manager, LLC (SREG Manager), a Delaware limited
liability company; and
(iii) William J. Berger, an individual residing in the state of Texas. (collectively, referred to as the Reporting Persons)
(b) 	The business address of each of the Reporting Persons is
5 Houston Center, 1401 McKinney Street, Suite 900,
Houston, TX 77010-4035.
(c) 	Standard Renewable Energy Group, LLC was formed for the
purpose of investing in early-stage energy-related businesses.
SREG Manager is the managing member of SREG.
William J. Berger is the Chairman of the Board of Trulite, Inc.;
a member of the board of managers of SREG; and the
sole Manager of SREG Manager.

(d)  	None of the Reporting Persons have been convicted
in any criminal proceedings during the last five years.

(e) 	None of the Reporting Persons have been party to any
civil proceedings of a judicial or administrative body of competent jurisdiction that resulted in their being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Berger is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
On or about November 26, 2007, SREG entered into an Assignment and Assumption Agreement whereby SREG assumed ownership
of that certain Promissory Note dated August 9, 2006 issued
by Trulite, Inc., in the principal amount of One Hundred
Twenty Five Thousand Dollars ($125,000.00) from OLD SRE LP,
a Texas limited partnership formerly known as Standard
Renewable Energy, LP (OLD SRE LP), a wholly owned subsidiary of SREG.  All references to, and summaries of, the Assignment and Contribution Agreement in this Schedule 13D are qualified in their entirety by reference to such documents, a form of which is filed as Exhibit 3.1 attached hereto and incorporated herein.
On or about November 26, 2007, pursuant to Subscription Agreements by and between SREG and the Issuer, and a Subscription Agreement by and between SRE LP and the Issuer, SREG acquired an aggregate amount of 3,778,108 shares of voting capital stock of the Issuer2019s unregistered, restricted common stock for a
price of $0.50 per share
in exchange for the cancellation of outstanding
promissory notes issued to SREG and Standard Renewable
Energy, LP
SRE LP), a Texas limited partnership, formerly known as
NewPoint Energy Solutions, LP, in the aggregate amount of $1,889,054.00 (all accrued and unpaid interest included). All references to, and summaries of, the Subscription Agreements in this Schedule 13D are qualified in their entirety by reference to such documents, a form of which is filed as Exhibit 3.2 attached hereto and incorporated herein.
On or about November 26, 2007, SRE LP entered into an Assignment and Contribution Agreement whereby SRE LP transferred ownership of 5,331,622 of the Issuer2019s registered common stock to SREG for no consideration.  All
references to, and summaries of, the Assignment and Contribution
Agreement in
this Schedule 13D are qualified in their entirety by reference to such
documents, forms of which are filed as Exhibit 3.3 attached hereto
and
incorporated herein.
On or about November 26, 2007, SREG entered into a Common Stock
Purchase
Agreement with Trulite, Inc. to purchase a total of 2,400,000 shares of the
Issuers unregistered common stock for a price of $0.50 per share.
All
references to, and summaries of, the Purchase Agreement in this
Schedule 13D are
qualified in their entirety by reference to such documents, a form of which is
filed as Exhibit 3.4 hereto and incorporated herein.
ITEM 4.	PURPOSE OF TRANSACTION.
The shares reported herein by SREG are composed of: 1) shares transferred to
SREG from a wholly owned subsidiary; 2) shares acquired from the exchange of debt for equity; and 3) purchased unregistered shares. All shares are being held for investment purposes. None of the Reporting Persons have any plans or proposals that relate to or would result in any of the actions or events listed in (a) through (j) of Item 4 of this Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
(a)  As of the date hereof (pursuant to Rule 13d-3)

SREG, may be deemed to be the beneficial owner of an aggregate amount of
11,509,730 shares of common stock2 representing 54.29% of the issued and outstanding shares of voting capital stock of the Issuer (based on the number of issued and outstanding shares of 21,201,270, as of November 26, 2007).

SREG Manager, as the managing member of SREG, may be deemed to be the beneficial owner of an aggregate amount of 11,509,730 shares of common stock representing
54.29% of the issued and outstanding shares of voting capital stock of the
Issuer (based on the number of issued and outstanding shares of 21,201,270, as of November 26, 2007)..

William J. Berger may be deemed to be the beneficial owner of 12,279,300 shares of common stock representing 57.9% of the issued and outstanding shares of capital stock of the Issuer (based on the number of issued and outstanding shares of 21,201,270, as of November 26, 2007).
 (b)
SREG has the sole right to direct the disposition of 11,509,730 shares of the Issuer2019s Common Stock; however, 11,243,149 of this amount are unregistered and restricted from trading pursuant to Rule 144.

SREG Manager, as the managing member of SREG, has indirect control of the disposition of 11,509,730 shares of the Issuer2019s Common Stock owned by SREG.

Mr. William J. Berger, as a member of the SREG Board of Managers and as the sole Manager of SREG Manager LLC, the managing member of SREG, has indirect control of the disposition of the 11,509,730 shares of the Issuer2019s common stock owned by SREG.

In addition, Mr. Berger, as a manager of Contango Capital
Partnership Management
LLC (CCPM), the general partner of Contango Capital
Partners, LP (CCP), can be
deemed to have shared dispositive power over warrants to purchase 592,500 shares of Common Stock owned by CCP and options to purchase 176,278 shares of Common
Stock owned by CCP, as well as shared voting power over the Common Stock underlying those warrants and options. Additionally, Mr. Berger can be deemed to have shared voting and dispositive power over 792 shares of Common Stock owned by CCPM, for a total of 769,570 shares over which Mr. Berger has shared voting and dispositive power. That power is shared with the five other managers of CCPM. none of whom have been convicted in a criminal proceeding in the last five years and none of whom have been party to a civil proceeding in the last five years that resulted in their being subject to a judgment, decree or final
order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws who are as follows:

(i)
Kenneth R. Peak, Chief Executive Officer of Contango
Oil and Gas Company,
located at 3700 Buffalo Speedway, Suite 960, Houston,
Texas 77098;

(ii)
Todd Sullivan, Managing Partner of Sullivan Interests LP, located at P.O. Box
131486, Houston, Texas 77219;
(iii)
Gerald Sullivan, founder and Chairman of Sullivan Enterprises
 Inc., located at 2
Colony Park Drive, Galveston, Texas 77551;

(iv)
Eric Melvin, President and Chief Executive Officer of Mobius
Risk Group, located
at Three Riverway, Suite 1700, Houston, Texas 77056; and
      (v)
John White, Chief Executive Officer of SREG, 5 Houston
Center, 1401 McKinney
Street, Suite 900, Houston, TX 77010.

(c)
	Standard Renewable Energy Group LLC (SREG) acquired an aggregate amount of 11,509,730 of the Issuers Common Stock pursuant to the following transactions:

1.  Assumption of Trulite Promissory Note: On or about
November 17, 2007, an
assignment was made of that certain Promissory Note dated
August 9, 2006 issued
by Trulite, Inc in the principal amount of One Hundred
Twenty Five Thousand
Dollars ($125,000.00), held by OLD SRE LP, to SREG pursuant to that certain
Assignment and Assumption Agreement among OLD SRE LP, SREG and Trulite, Inc., attached hereto as Exhibit 3.1 and incorporated herein.
The note assignment
transferred the right to convert the outstanding debt for 277,022 shares of unregistered Trulite common stock at a price of $0.50 per share.

2. Trulite Debt-for-Unregistered Equity Exchange: On or about November 26,
2007, pursuant to Subscription Agreements by and between SREG and the Issuer, and a Subscription Agreement by and between SRE LP and the Issuer, SREG acquired an aggregate amount of 3,778,108 shares of voting capital stock of the
Issuer2019s unregistered, restricted common stock for a price of $0.50 per share in exchange for the cancellation of outstanding promissory notes issued to SREG and its wholly owned subsidiary, SRE LP in the aggregate amount of $1,889,054.00
(all accrued and unpaid interest included).

3. Assignment of Trulite Registered Common Stock from
Subsidiary:  On or about
November 26, 2007, SRE LP, a wholly owned subsidiary of SREG, entered into an
Assignment and Contribution Agreement whereby SRE LP transferred ownership of
5,331,622 shares of the Issuers registered common stock to SREG for no consideration.
4. Purchase of Trulite Registered Common Stock:
On or about November 26, 2007,
the Issuer and SREG entered into a Common Stock Purchase
 Agreement whereby SREG
purchased 2,400,000 shares of the Issuers unregistered common stock for a price of $0.50 per share.
(d)
	Not applicable.

 (e)
	Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.
None.
ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 3.1
Assignment and Assumption Agreement by and between Standard Renewable Energy,
LP, now known as OLD SRE LP and Standard Renewable
Energy Group, LLC
Exhibit 3.2
Form of Subscription Agreement between Standard Renewable
Energy Group, LLC and
Trulite, Inc.
Exhibit 3.3
Form of Assignment of Interest between NewPoint Energy
Group, LP now known as
Standard Renewable Energy, LP and Standard Renewable Energy
Group, LLC
Exhibit 3.4
Purchase and Sale Agreement between Standard Renewable Energy
Group, LLC and
Trulite, Inc.
Exhibit 10.1
Joint Filing Agreement By and Among Reporting Persons



SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2007

Standard Renewable Energy Group, LLC


By:    /s/ John D. White
John D. White, Chief Executive Officer

SREG Manager, LLC


By: 	/s/ William J. Berger
       William J. Berger, Manager

	/s/ William J. Berger
William J. Berger, in his individual capacity




Exhibit 10.1
JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)
The undersigned acknowledge and agree that the foregoing
statement on Schedule
13D is filed on behalf of each of the undersigned in the
capacities set forth
below. The undersigned acknowledge that each shall be
responsible for the timely
filing of such amendments, and for the completeness and
accuracy of the
information concerning it contained therein, but shall not
be responsible for
the completeness and accuracy of the information concerning
the others, except
to the extent it knows or has reason to believe that such
information is
inaccurate. This Joint Filing Agreement may be executed in any number of
counterparts and all of such counterparts taken together shall constitute one
and the same instrument.
Date: 	December 30, 2007

Standard Renewable Energy Group, LLC

By:	/s/ John D. White			.
John D. White, Chief Executive Officer

SREG Manager, LLC


By	/s/ William J. Berger
       William J. Berger, Manager

	/s/ William J. Berger
William J. Berger, in his individual capacity




1 Includes 792 shares owned by Contango Capital Partnership
Management LLC, and
potential voting and dispositive power for warrants and options to purchase
768,778 shares of common stock owned by Contango Capital
Partners, LP.
2 Includes 11,243,149 unregistered shares of common stock, subject to transfer restrictions under Rule 144.